SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- __________)

COPA HOLDINGS, S.A.
Complejo Business Park, Torre Norte
Urbanización Costa del Este, Parque Lefevre
Panama City. Republic of Panama

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on December 5, 2006

To the Class A Shareholders of Copa Holdings, S.A.:
          NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on December 5, 2006, at 11:00 a.m. Panama time, for the following purpose:

1.	To approve the nomination of Alfredo Arias Loredo as a nominee for election as an independent director of the Company to hold office until the 2008 annual shareholders’ meeting.

Mr. Arias Loredo is the former Executive Vice President of Cerveceria Nacional and currently the director of the Association of Latin American Beer Producers.  Mr. Arias Loredo currently serves on the board of directors of Compañía Nacional de Seguros and Banco del Istmo S.A. In addition, Mr. Arias Loredo is President of the Board of Advisors of ANCON (Asociación Nacional para la Conservacion de la Naturaleza). Mr. Arias Loredo received a B.S. in Mechanical Engineering and an M.S. in Industrial Management, both from Georgia Institute of Technology.

          The holders of record of the Company’s Class A common stock at the close of business on October 19, 2006 are entitled to notice of the meeting, or any adjournment thereof.  In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting. The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to the meeting. Unrevoked proxies will be voted FOR the nomination of Alfredo Arias Loredo.

COPA HOLDINGS, S.A.

/s/ Pedro Heilbron

Chief Executive Officer

Panama City, Panama
November 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 11/03/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO